Exhibit 3.1

Text of Amendment to Section 2 of the Certificate of Designation of Series B Convertible Preferred Stock
of the Amended and Restated Certificate of Incorporation of Carrols Restaurant Group, Inc.

“Director Cessation Date” means the first date on which the number of shares of Common Stock into which the outstanding shares of Series B Convertible Preferred Stock held by the Investors are then convertible constitute less than ~~10%~~ 7.5% of the total number of outstanding shares of Common Stock.

“Director Step-Down Date” means the first date on which the number of shares of Common Stock into which the outstanding shares of Series B Convertible Preferred Stock held by the Investors are then convertible constitute less than ~~14.5%~~11.5% of the total number of outstanding shares of Common Stock.